SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2010

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Press Release: Daimler reports negative Group EBIT of minus €1.5 billion for 2009; positive EBIT of more than €2.3 billion expected for 2010

2.               Supervisory Board of Daimler AG extends contracts of Dr. Dieter Zetsche and Dr. Thomas Weber and appoints Dr. Wolfgang Bernhard to the Board of Management

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

The figures in this document are preliminary and have neither been yet approved by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Contact:	Telephone:
Marc Binder	+49 (0)711 17 41349	Press information
Florian Martens	+49 (0)711 17 35014
Brigitte Bertram	+49 (0)711 17 40624	Date:
February 18, 2010

Daimler reports negative Group EBIT of minus €1.5 billion for 2009; positive EBIT of more than €2.3 billion expected for 2010

•                  Further improvement in EBIT from ongoing business to €0.6 billion in fourth quarter of 2009

•                  Net loss of €2.6 billion for 2009 (2008: net profit of €1.4 billion)

•                  No dividend for 2009 due to net loss

•                  Group revenue of €78.9 billion (2008: €98.5 billion)

•                  Free cash flow from industrial business of €2.7 billion (2008: minus €3.9 billion)

Stuttgart — Daimler AG (stock exchange symbol DAI) today presented the preliminary and unaudited results of the Group and its divisions for the year 2009.

After a difficult first half of the year, Daimler succeeded in continuously improving its EBIT in the third and fourth quarters. EBIT from ongoing business increased again to plus €0.6 billion in the fourth quarter of 2009, resulting in full-year EBIT of minus €1,513 million (2008: plus €2,730 million).

Daimler Communications, 70546 Stuttgart, Germany

The Group’s net loss was significant at €2,644 million (2008: plus €1,414 million). Earnings per share amounted to minus €2.63 (2008: plus €1.41).

Due to the net loss, the Board of Management recommends to the Supervisory Board that no dividend should be distributed for the year 2009. This decision is solely a reflection of the course of business in 2009 and is not related to the Group’s expected business development this year.

“Last year brought many great challenges also for Daimler,” stated Dr. Dieter Zetsche, Chairman of the Board of Management of Daimler AG and Head of Mercedes-Benz Cars, at the annual press conference. “But as the year progressed, we made the Group significantly more efficient and laid the foundations not only to overcome the upheaval affecting our industry, but to lead from a strong position. We are emerging from the crisis with plenty of torque.”

Outlook 2010

The world economy is still in a period of transition at the beginning of 2010. On the one hand, the worst of the most severe economic crisis of the post-war period has now been passed; on the other hand, there is very little hard evidence that a self-sustaining, lasting upswing has actually started. Although there are some signs of global economic recovery, there is no reason to assume that the crisis is over. However, the ongoing solid growth of emerging markets such as China and India is exerting a positive influence.

According to current estimates, worldwide demand for automobiles will grow this year in a bandwidth of between 3% and 4% compared

Daimler Communications, 70546 Stuttgart, Germany

with crisis year 2009. Growth in the upper premium automobile segments is likely to be stronger than in the market as a whole because these segments hardly profited from governments’ incentive programs last year, so no significant related effects are to be expected in 2010.

Worldwide demand for commercial vehicles should also grow again moderately after the severe crisis of last year. In the NAFTA region, a market recovery of 10% to 15% is anticipated for medium and heavy-duty trucks after three consecutive years of significant decline. In Europe, the development of demand for light-duty trucks could be slightly better than in 2009, but demand for commercial vehicles above 6 tons will probably remain similar to the prior-year level.

On the basis of its attractive and competitive range of automobiles, Mercedes-Benz Cars assumes it will be able to defend its market position even with the continuation of difficult economic conditions. We therefore aim to continue the positive development of the second half of 2009 and to increase unit sales in 2010.

Daimler Trucks and Mercedes-Benz Vans also anticipate rising unit sales. The expected growth in unit sales by Daimler Buses is likely to be driven by the South American markets. Daimler Financial Services anticipates stable development of its worldwide contract volume in the automotive business.

On the basis of assumptions concerning the development of automotive markets and the divisions’ planning, the Daimler Group therefore expects to increase its total unit sales in 2010.

Daimler Communications, 70546 Stuttgart, Germany

Following a significant decrease in 2009, the Daimler Group assumes that its revenue will rise again this year, but will still be significantly lower than in 2008. The growth will probably be driven by all the automotive divisions.

In a very challenging economic environment in 2010, Daimler expects to post Group EBIT of more than €2.3 billion from its ongoing business. This will be the result of the market success of new products, a moderate upward development of the most important markets, and intensified efforts to increase efficiency.

The divisions’ EBIT expectations for 2010:

•                  Mercedes-Benz Cars anticipates EBIT of more than €1.5 billion.

•                  Daimler Trucks expects to post EBIT of approximately €200 million.

•                  Mercedes-Benz Vans anticipates EBIT in the region of €250 million.

•                  Daimler Buses expects EBIT of €180 million.

•                  Daimler Financial Services assumes it will be able to improve its EBIT to at least €350 million.

•                  In the reconciliation of the total for the divisions to Group EBIT, Daimler anticipates a charge of approximately €200 million.

Daimler Communications, 70546 Stuttgart, Germany

Financial year 2009

The main reason for the Group’s unsatisfactory profitability in 2009 is that vehicle unit sales fell in all segments due to the global economic crisis. However, the decline in earnings was significantly alleviated by measures taken by the Group at an early stage to adjust costs in an amount of €5.3 billion, as well as by further efficiency enhancements in the context of the optimization programs already running.

EBIT in the reporting period was additionally reduced by charges related to optimizing and repositioning the business operations of the subsidiaries Mitsubishi Fuso Truck and Bus Corporation (€245 million) and Daimler Trucks North America (€95 million). The decline in earnings at Daimler Financial Services was primarily due to the increased cost of risk. An additional charge of €100 million was incurred at Daimler Financial Services on the disposal and valuation of available-for-sale non-automotive assets. Furthermore, lower interest rates for the discounting of non-current provisions and the significantly increased annual contribution to the German Pension Security Association led to expenses of €388 million and €164 million.

Chrysler had a negative impact on Group EBIT of €294 million in 2009, mainly resulting from the agreement concluded in the second quarter, in the context of which Daimler also disposed of its remaining 19.9% of Chrysler shares.

Special items affecting earnings in the past two years are detailed in the table on pages 12 and 13.

Daimler sold a total of 1.6 million vehicles in 2009 (2008: 2.1 million).

Daimler Communications, 70546 Stuttgart, Germany

Group revenue decreased by 20% to €78.9 billion; adjusted for exchange-rate effects, there was a decrease of 21%.

The free cash flow of the industrial business was significantly positive at plus €2.7 billion despite the difficult economic situation (2008: minus €3.9 billion). The main reason for the increase in the free cash flow was the development of inventories and trade receivables as well as investments in property, plant and equipment, which offset the negative effects from the divisions’ earnings. The free cash flow was reduced, however, by contributions to pension plans and a reduction in trade payables.

The net liquidity of the industrial business increased by €4.2 billion to €7.3 billion.

In recognition of the committed efforts of the workforce in a difficult environment, the Board of Management has decided to make a special payment in 2010 of €500 to the employees of Daimler AG who are paid according to salary and wage-tariff agreements.

Daimler adjusted its personnel capacities to the significantly lower levels of demand in 2009. The total number of persons employed by the Daimler Group worldwide decreased to 256,407 as of December 31, 2009 (Dec. 31, 2008: 273,216). Of that total, 162,565 were employed in Germany (2008: 167,753). The number of apprentices and trainees was 9,151 (2008: 9,603).

Despite the difficult environment, the Daimler Group invested €6.6 billion in research and development and property, plant

Daimler Communications, 70546 Stuttgart, Germany

and equipment in 2009 (2008: €8.0 billion).

Daimler intends to play an active part in shaping the technological transformation facing the automotive industry with pioneering innovations also in the future. The Group therefore maintained a high level of research and development expenditure of €4.2 billion last year (2008: €4.4 billion). The main areas of work were new, extremely fuel-efficient and environmentally friendly drive technologies, in line with the “Road to Emission-free Mobility” initiative. The Group is working on optimizing conventional drive technologies and enhancing their efficiency through hybridization, as well as on electric vehicles with fuel-cell drive and battery power. Another focus is on new safety technologies.

In the years 2010 and 2011, Daimler plans to spend a total of €9.7 billion on its research and development activities. €6.1 billion of that total will be spent at the Mercedes-Benz Cars division.

In 2009, the Group invested €2.4 billion on property, plant and equipment (2008: €3.6 billion); €1.7 billion of that total was invested in Germany (2008: €2.5 billion). Due to the new requirements placed on the products and the need to offer sustainable solutions for the mobility of the future, a total of €8.1 billion will be invested in property, plant and equipment in the years 2010 and 2011. Above all at Mercedes-Benz Cars and Daimler Trucks, the planned investment in property, plant and equipment will be significantly higher than in the prior years.

The divisions in detail

Mercedes-Benz Cars, comprising the brands Mercedes-Benz,

Daimler Communications, 70546 Stuttgart, Germany

Maybach and smart, sold 1,093,900 vehicles in an extremely difficult market environment (2008: 1,273,000). The Mercedes-Benz brand shipped 974,700 vehicles (2008: 1,125,900). Following a very successful prior year, unit sales of the smart fortwo decreased to 113,900 units in the third year of the current model (2008: 139,000).

Revenue fell by 14% to €41.3 billion as a result of the decline in unit sales.

After a difficult first half of the year, the division’s performance improved continuously as the year progressed. EBIT of plus €608 million was achieved in the fourth quarter, resulting in full-year EBIT of minus €500 million, compared to plus €2,117 million in 2008. The sharp fall in earnings was primarily due to the significant weakening of demand for cars and the resulting drop in unit sales. This development was only partially offset by the successful launch of the new E-Class, which in many markets only became fully available in the second half of the year. Charges on earnings also resulted from continued intense competition and pressure on prices in automobile markets, from a less favorable model mix and from expenditure for research and development.

The average CO2 emissions of the cars sold by Daimler in the European Union were reduced by 13 grams to 160 grams per kilometer in 2009. By the year 2012, Mercedes-Benz Cars wants to reduce the average CO2 emissions of its new-car fleet in the EU to below 140 g/km.

At Daimler Trucks, unit sales fell to 259,300 vehicles due to the global financial and economic crisis and the biggest worldwide decline in demand for transport services of the last 50 years (2008: 472,100).

Daimler Communications, 70546 Stuttgart, Germany

The sales decline affected all the division’s core markets (Europe, the United States, Latin America and Japan). Revenue decreased by 36% to €18.4 billion. Markets have stabilized at a low level in the second half of the year.

Daimler Trucks’ EBIT of minus €1,001 million was significantly lower than the very strong result of the prior year (2008: plus €1,607 million). Lower unit sales of commercial vehicles had a substantial impact on the development of earnings in 2009. The comprehensive repositioning of the business operations of Mitsubishi Fuso Truck and Bus Corporation and of Daimler Trucks North America resulted in charges of €340 million. The division’s operating result excluding special reporting items amounted to minus €179 million in the fourth quarter.

Mercedes-Benz Vans was also unable to avoid the general market development and sold 165,600 units last year. Sales of Sprinter, Vario, Viano, and Vito models were thus significantly lower than the very high figure of 287,200 units sold in 2008. Revenue decreased by 34% to €6.2 billion.

Despite the drastic fall in unit sales, the division continuously improved its performance as the year progressed. EBIT of plus €126 million was achieved in the fourth quarter, resulting in full-year EBIT of plus €26 million (2008: €818 million).

With sales of 32,500 complete buses and bus chassis (2008: 40,600) and revenue of €4.2 billion (2008: €4.8 billion), Daimler Buses remained by far the leading manufacturer of buses over eight tons gross vehicle weight in 2009. The decline in unit sales was largely a result of significantly weaker demand in Mexico and Latin American markets.

Daimler Communications, 70546 Stuttgart, Germany

The division achieved EBIT of €183 million (2008: €406 million). The reduction in earnings was primarily due to the worldwide slump in demand.

Daimler Financial Services’ business development in the year 2009 was also affected by the global financial and economic crisis. Due to lower vehicle unit sales, new business fell by 15% to €25.1 billion. The weaker new business and the sale of parts of the non-automotive portfolio in North America led to an 8% decrease in worldwide contract volume to €58.3 billion.

The division achieved EBIT of just better than breakeven in 2009 at €9 million (2008: €677 million). This earnings trend was primarily caused by increased expenses related to higher credit risk. There was also a charge of €100 million on the disposal and valuation of non-automotive assets.

The “reconciliation” item primarily reflects Chrysler-related items and Daimler’s proportionate share in the results of its equity-method investment in EADS.

As a result of the agreement entered into in the second quarter of 2009 between Daimler, Chrysler, Cerberus and the Pension Benefit Guaranty Corporation, in the context of which the Group disposed of its remaining 19.9% interest in Chrysler, total expenses of €378 million were incurred. The legal transfer of Chrysler’s international sales activities to Chrysler LLC and the valuation of Chrysler-related assets resulted in gains totaling €84 million.

Daimler Communications, 70546 Stuttgart, Germany

Daimler’s share in the profit of EADS amounted to €88 million (2008: €177 million). Possible charges have not yet been taken into consideration arising from the negotiations running between EADS and the ordering countries concerning the financing of the A400M military aircraft.

The Annual Report and other information connected with the Group’s financial statements for the year 2009 are expected to be published on the Internet on March 2. The Annual Report will be available in printed form as of the middle of March.

Daimler Communications, 70546 Stuttgart, Germany

Special items affecting earnings in the past two years are shown in the following table:

Amounts in millions of €	2009	2008
Mercedes-Benz Cars
Reassessment of residual values	—	(465)

Adjustment of a pension benefit plan	—	84

Daimler Trucks
Repositioning of Mitsubishi Fuso Truck	(245)	—

Repositioning of Daimler Trucks North America	(95)	(233)

Adjustments of a pension benefit plan	—	29

Daimler Financial Services
Sale of non-automotive assets	(100)	—

Reconciliation
Sale of real estate (Potsdamer Platz)	—	449

Gain relating to the sale of shares in EADS	—	130

Equity-method result Chrysler	—	(1,390)

Other losses relating to Chrysler	(294)	(1,838)

New management model	—	(247)

Daimler Communications, 70546 Stuttgart, Germany

Special Items per Quarter of 2009 Amounts in millions of €	Q1	Q2	Q3	Q4
Daimler Trucks
Realignment of Mitsubishi Fuso Truck and Bus Corporation	0	(204)	(13)	(28)

Repositioning of Daimler Trucks North America	(45)	(13)	10	(47)
Daimler Financial Services
Sale of non-automotive assets	(28)	6	3	(81)

Reconciliation
Other Gains/(expenses) related to Chrysler	40	(387)	48	5

The figures in this document are preliminary and have not yet been approved by the Supervisory Board nor audited by the external auditors.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending

Daimler Communications, 70546 Stuttgart, Germany

governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Daimler Communications, 70546 Stuttgart, Germany

Financial Figures 2009 compared to 2008

Daimler Group amounts in €	2009	2008	Change 09/08
Revenue, in millions	78,924	98,469	- 20%
EBIT, in millions	(1,513)	2,730	—
EBIT, excl. special items, in millions	(779)	6,211	—
Net profit (loss), in millions	(2,644)	1,414	—
Earnings (loss) per share (EPS)	(2.63)	1.41	—
Dividend proposed	—	0.60	—
Employees (Dec. 31)	256,407	273,216	- 6%

EBIT by Divisions in millions of €	2009	2008	Change 09/08
Mercedes-Benz Cars	(500)	2,117	—
Daimler Trucks	(1,001)	1,607	—
Mercedes-Benz Vans	26	818	- 97%
Daimler Buses	183	406	- 55%
Daimler Financial Services	9	677	- 99%
Reconciliation	(230)	(2,895)	+ 92%

Revenue by Divisions in millions of €	2009	2008	Change 09/08
Mercedes-Benz Cars	41,318	47,772	- 14%
Daimler Trucks	18,360	28,572	- 36%
Mercedes-Benz Vans	6,215	9,479	- 34%
Daimler Buses	4,238	4,808	- 12%
Daimler Financial Services	11,996	11,964	+ 0%
Reconciliation	(3,203)	(4,126)	+ 22%

Sales in units	2009	2008	Change 09/08
Daimler Group	1,551,291	2,072,876	- 25%
Mercedes-Benz Cars	1,093,905	1,273,013	- 14%
Daimler Trucks	259,328	472,074	- 45%
Mercedes-Benz Vans	165,576	287,198	- 42%
Daimler Buses	32,482	40,591	- 20%

The figures in this document are preliminary and have not yet been approved by the Supervisory Board nor audited by the external auditor.

Positive Quarter-to-Quarter Development in 2009

Daimler Group amounts in €	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Revenue, in millions	18,679	19,612	19,310	21,323
EBIT, in millions	(1,426)	(1,005)	470	448
EBIT, excl. special items, in millions	(1,393)	(407)	422	599
Net profit (loss), in millions	(1,286)	(1,062)	56	(352)
Earnings (loss) per share (EPS)	(1.40)	(0.99)	0.04	(0.34)
Employees (Dec. 31)	263,819	257,427	256,857	256,407

EBIT by Divisions in millions of €	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Mercedes-Benz Cars	(1,123)	(340)	355	608
Daimler Trucks	(142)	(508)	(127)	(224)
Mercedes-Benz Vans	(91)	(10)	1	126
Daimler Buses	65	49	23	46
Daimler Financial Services	(167)	79	101	(4)
Reconciliation	32	(275)	117	(104)

Revenue by Divisions in millions of €	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Mercedes-Benz Cars	9,067	10,568	10,238	11,445
Daimler Trucks	4,918	4,217	4,388	4,837
Mercedes-Benz Vans	1,291	1,481	1,601	1,842
Daimler Buses	904	1,103	1,024	1,207
Daimler Financial Services	3,150	3,108	2,864	2,874
Reconciliation	(651)	(865)	(805)	(882)

Sales in units	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Daimler Group	332,252	391,540	386,461	441,038
Mercedes-Benz Cars	231,193	287,243	271,917	303,552
Daimler Trucks	65,405	54,134	66,071	73,718
Mercedes-Benz Vans	28,834	41,871	40,123	54,748
Daimler Buses	6,820	8,292	8,350	9,020

The figures in this document are preliminary and have not yet been approved by the Supervisory Board nor audited by the external auditor.

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Contact:	Telephone:
Jörg Howe	+49 711 17 41341	Press information
Marc Binder	+49 711 17 41349
Date:
February 17, 2010

Supervisory Board of Daimler AG extends contracts of Dr. Dieter Zetsche and Dr. Thomas Weber and appoints Dr. Wolfgang Bernhard to the Board of Management

•                  Daimler Board of Management again consists of six members

•                  Dr. Bernhard assumes responsibility for Mercedes-Benz Cars Production and Procurement and for the Mercedes- Benz Vans division

Stuttgart - In its meeting today, the Supervisory Board of Daimler AG extended the contract of Dr. Dieter Zetsche, Chairman of the Board of Management of Daimler AG and Head of Mercedes-Benz Cars, until December 31, 2013. The contract of Dr. Thomas Weber, Board of Management Member for Group Research and Mercedes-Benz Cars Development, was also extended until December 31, 2013. Furthermore, the Board of Management will once again consist of six members. Dr. Wolfgang Bernhard has been appointed to the newly created position for Mercedes-Benz Cars Production and Procurement as well as the Mercedes-Benz Vans division with immediate effect, meaning as of February 18, 2010. He is appointed until the end of February 2013.

Daimler Communications, 70546 Stuttgart/Germany

Dr. Dieter Zetsche has been a member of the Daimler Board of Management since December 16, 1998 and Chairman of the Board of Management since January 1, 2006. He is also Head of the Mercedes-Benz Cars division. Dr. Thomas Weber has been a member of the Daimler Board of Management since January 1, 2003, with responsibility for Group Research and Mercedes-Benz Cars Development since May 1, 2004.

The contracts of Dr. Zetsche and Dr. Weber would have expired in December 2010. In accordance with Section 84, Subsection 1 of the German Stock Corporation Act (AktG), the Supervisory Board makes a decision on reappointment after the beginning of the last year of office. The three-year extension effective as of January 1, 2011, reflects Daimler’s general policy to conclude contracts for a period of three years, in case of both initial appointments and reappointments.

Dr. Wolfgang Bernhard has been appointed as an additional member of the Board of Management. Dr. Bernhard, who became Head of Daimler’s Mercedes-Benz Vans division in April 2009, assumes Board of Management responsibility for Mercedes-Benz Cars Production and Procurement as well as for the Mercedes-Benz Vans division. A successor for his current position will be appointed soon.

Curricula vitae and photos are available on the Daimler website: http://media.daimler.com/ms/board

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: February 18, 2010